UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of June 2005

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

1. Press Release: KDDI Awards Expansion of Nationwide Network Build in Japan to Corrigent. Dated: June 1, 2005.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ORCKIT COMMUNICATIONS LTD.


Date: June 1, 2005                       By: /s/ Adam M. Klein
                                             -----------------------------
                                             Adam M. Klein for Izhak Tamir,
                                             pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number             Description of Exhibit

10.1 Press Release: KDDI Awards Expansion of Nationwide Network Build in Japan to Corrigent.
                           Dated:  June 1, 2005.

                                  EXHIBIT 10.1

     KDDI Awards Expansion of Nationwide Network Build in Japan to Corrigent

San Jose, CA, June 1, 2005 - Corrigent Systems, a leading provider of Packet ADM (Add Drop Multiplexer) for next-generation transport networks, today announced that its CM-100 Packet ADM was selected by KDDI for the second phase deployment of its nationwide buildout of packet-based metro transport network in Japan. KDDI will use the 10Gbps Corrigent Packet ADM for its second phase build that consists of expanding its service areas further. The first phase deployment, announced last year and consists of over 1,000 units of the CM-100 packet ADM, is carrying commercial traffic.

KDDI's packet-based metro networks are built to support new services such as Metal-Plus for IP-based telephony and Hikari-Plus, a complete voice, video and data triple-play offering, as well as KDDI's 3G cellular telephony services. Building an IP-oriented infrastructure to support Triple Play, VOIP and wireless services gives KDDI the competitive network required to maintain scalable growth in Japan's competitive telecommunications landscape.

Corrigent's CM-100 combines RPR (IEEE 802.17) with Ethernet and MPLS to offer a metro transport platform optimized for video, voice, data and TDM services. Quality of service and resilience are critical features of the CM-100. They insure that Service Level Agreements promised by carriers are enforceable. For video services the CM-100 Packet ADM incorporates multicast functions that reduce the bandwidth required for video broadcasts by an order of magnitude. The CM-100 also offers statistical multiplexing that allows service providers to reclaim and resell unused bandwidth during periods of low network traffic. Together, these features allow KDDI to offer more bandwidth at competitive rates than other approaches.

"Corrigent's innovative transport solution, combined with other elements in our network, gives us cost and performance advantages that benefit our customers," said Seiichi Aruga, Senior Manager, Head of Transmission Networks Planning Section, Optical Network Department Network Engineering Division of KDDI. "We are pleased with Corrigent's ability to meet our aggressive rollout goals for the first phase of network buildout, and are confident that Corrigent will successfully support the continued rollout of the competitive network we designed." he added

Ehud Rokach, CEO of Corrigent said, "KDDI is building one of the most advanced telecommunication network in the world, and we are proud to take part in this endeavor. Corrigent's Packet ADM allows carriers such as KDDI to build a metro transport infrastructure optimized for packet transport that is scalable to meet the surging bandwidth demand associated with triple-play, wireless and business Ethernet services."




About KDDI

KDDI is a diversified telecommunication operator formed by the merger of DDI, KDD and IDO in 2000, and is the only company in Japan that provides mobile communication service, broadband service and also data transmission services for residents and enterprises. The number of subscribers to the mobile phone services under the au and TuKa brands is over 21 million, and fixed-line subscribers (MyLine) is approximately 9 million. The 73 KDDI group companies had approximately 13,000 staff and sales in FY2004/3 was 2,846.1 billion yen. At KDDI, aggressive improvement of communication environment in preparation for the coming ubiquitous network society is underway and KDDI is aiming to become a "ubiquitous solution company" which provides high value-added solutions. http://www.kddi.com/english/


About Corrigent

Corrigent Systems is a market leader in next generation metro transport systems. Designed to enable profitable delivery of voice, video and data for Triple Play, Carrier Ethernet and Multi-service offerings, Corrigent's focus is metro transport technology that maximizes revenue and profit for service providers. Used by carriers worldwide, the CM-100 line of Packet
ADMs integrates the traffic management and control of RPR and MPLS and eliminates the need for multiple transport elements. The Packet ADM allows carrier to evolve their SONET/SDH networks with a standards based and interoperable product line that is optimized for today's service requirements. Orckit Communications (NASDAQ: ORCT) is the parent company of Corrigent Systems. For more information: http://www.corrigent.com

Corrigent Systems and CM-100 are registered trademarks of Corrigent Systems, Inc. All other Brands and products referenced herein are the trademarks or registered trademarks of their respective holders. Certain matters discussed in this release are forward-looking statements that involve risks and uncertainties. Readers are cautioned that forward-looking statements may differ significantly from actual future events or results. Corrigent assumes no obligation to update the information in this release.